Exhibit 99.2
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

Twelve Months Ended
($ in thousands)	June 30, 2007

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3990
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6010
Pre-Tax Preferred Stock Dividends	$2,196

FIXED CHARGES:
Interest Expense	$48,787
Amortization of Debt Premium, Discount and Expense	561
Interest Component of Rentals	1,429

Total Fixed Charges	50,777
Pre-Tax Preferred Stock Dividends	2,196

Total Fixed Charges and Preferred Stock Dividends	$52,973

EARNINGS:
Income from Continuing Operations before Dividends on Preferred Stock	$115,536
Add:
Income Taxes	76,698
Total Fixed Charges	50,777

Total Earnings	$243,011

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.6